FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2013
Commission File Number 1-11080
THE ICA CORPORATION
(Translation of registrant's name into English)
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F.....x.... Form 40-F.........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No...x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JAVER AND ICA ANNOUNCE TERMINATION OF THEIR AGREEMENT TO COMBINE HOUSING BUSINESSES

Monterrey and Mexico City, May 31, 2013 - Servicios Corporativos Javer S.A.P.I. de C.V., (“Javer”), one of the largest privately-owned housing development companies in Mexico, and Empresas ICA, S.A.B. de C.V. (“ICA”) (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, today announced that as a result of the lapse of the contractual period of 180 days since the signing of the original accord and based upon the fact that both parties have not reached agreement on the conditions for closing the previously-announced transaction, the parties have decided to terminate their agreements related to the combination of their homebuilding businesses.

Investor Relations Contacts:

Javer	ICA
Felipe Loera Reyna, CFO Tel: +52 81 1133-6864 floera@javer.com.mx	Victor Bravo, CFO victor.bravo@ica.mx
Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx
Veronica Lozano, Investor Relations Tel. +52 (81) 1133-6699 Ext. 6515 vlozano@javer.com.mx	Iga Wolska, Investor Relations Tel: +52 55 5272-9991 ext. 3696 iga.wolska@ica.mx

This press release may contain projections or other forward-looking statements that reflect Javer’s and ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws that could affect business operations, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Other factors as regards ICA include those set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to Javer and ICA on the date hereof, and neither Javer nor ICA assumes any obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer